LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

June 14, 2024

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill Video Games ETF (“NERD”)
Roundhill Sports Betting & iGaming ETF (“BETZ”)
Roundhill Magnificent Seven ETF (“MAGS”) (collectively, the “Funds”)

Dear Ms. Lithotomos:

This correspondence responds to additional comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on April 26, 2024, with respect to Post-Effective Amendment No. 315 to the Trust’s Registration Statement on Form N-1A filed on February 28, 2024 (SEC Accession 0000894189-24-001456) (the “Amendment”). The Amendment subsequently went automatically effective pursuant to Rule 485(a) on April 30, 2024. For your convenience, the comments have been reproduced below with the Trust’s response following each comment. Capitalized terms not otherwise defined herein have the same meaning as in the Amendment.
Prospectus Comments:

Comment 1.    Regarding NERD and BETZ, please provide the changes to their respective portfolios that were required for the transition from the old index to the new index.

Response:    The Registrant has attached as Appendix A hereto the changes to each Fund’s portfolio to align it with the Fund’s Index.

Comment 2.    Regarding BETZ, please provide a list of the companies currently included in the Fund and its Index.

Response:    The Trust has attached hereto as Appendix B a list of the Index’s components and the Fund’s portfolio holdings, each as of April 30, 2024.

Comment 3.    Regarding BETZ, with respect to the disclosure in the Principal Investment Strategies section that reads, “[t]he Index Provider estimates the percent revenue a company will derive from its exposure to each theme at a point in time five years forward, which translates to the following scores: 0 = less than 10% revenue, 1 = 10% - 25% of revenue for a producer or supplier …,” please explain specifically why levels down to 10% of projected revenue five years in the future is reasonable.

Response:    The Adviser believes the Index methodology, including the possible inclusion of an issuer that has projected revenue from Sports Betting and/or iGaming in five years of 10%, is reasonable given the emergent nature of the Sports Better and iGaming industries. For clarity, a security the issuer of which is estimated to derive 10% of its revenue from its exposure to a Sports Betting and/or iGaming theme at a point in time five years forward would be eligible for inclusion in the Index only to the extent the Index Provider, Morningstar, Inc., has also determined that such issuer is a producer of related goods or services or a supplier of those producers and “highly likely to enjoy a material net profit increase from its exposure to [its] subtheme over the next five years.”1 Whether such an issuer would be included as a component of the Index and thus, potentially a holding of the Fund, and the Index weight of such issuer depends on the size of the universe of eligible issuers and the number of eligible issuers with scores higher than 1. The number of components in the Index is not set, and is determined by the Index Provider based on a variety of factors, including the selection and eligibility criteria at the time of reconstitution. As of March 31, 2024, the Index had 32 components.

For emergent industries, revenue is often not a good indicator of whether an issuer has a meaningful connection to a particular industry. For example, an issuer’s sole business may be producing products used by iGaming industry participants but because that issuer’s business is new or its business model is flawed, it may not be generating any revenue. To the other extreme, an issuer may be a large and very profitable conglomerate that has determined to test out the viability of a business line focused on the iGaming industry. The revenue generated from the conglomerate’s new venture may be minimal in comparison to the revenue generated by its other business ventures, but nonetheless significant in comparison to the revenue earned by other issuers pursuing similar ventures or meaningful in terms of its impact on the industry. The SEC has also acknowledged that revenue may not be the most appropriate criterion to determine the existence of a meaningful relationship between a security and an industry. In the adopting release for the amendments to Rule 35d-12 (the “Amendment Release”), the SEC stated that in addition to a 50% revenue criterion, “ [t]here also may be instances where the percentage could be smaller, such as where a large company is a dominant firm in a given industry (e.g., the firm is an acknowledged leader in the industry).”
In addition, as previously noted in the Trust’s response letter filed on April 24, 2024, the Index selection criteria allocates a greater weight to those constituents that derive a higher percentage of their revenue from the industry-related activities described in the Fund’s investment strategy. When combined with the revenue scores and index weighting methodology, the requisite theme definitions further substantiate the meaningful nexus between the Index constituents and the industry suggested by the Fund’s name.

Comment 4.    Pursuant to the Staff’s prior comment regarding swap contract expense, as reflected in comment no. 9 in the Trust’s letter dated April 24, 2024, please provide supplementally an estimate of the cost of the Fund’s swaps and forwards as a percentage of the Fund’s assets for the most recent fiscal year.
1 See Construction Rules for the Morningstar Sports Betting & iGaming Select Index available at https://indexes.morningstar.com/indexes/details/morningstar-sports-betting-igaming-select-FS0000IBSU?tab=overview.
2 See Investment Company Names, Investment Company Act Release No. 35000 (Sept, 20, 2023).

Response:    The net cost of the Fund’s swaps contracts as a percentage of the Fund’s assets for its most recent fiscal year amounted to approximately $8,140. This amount reflects approximately $157,423 in interest income and accreted value attributable to government securities that serve as collateral for the Fund’s swaps contracts.

* * *
If you have any questions regarding these responses, please do not hesitate to contact the undersigned at (608) 716-8890 or chad.fickett@usbank.com.
Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

Appendix A

Summary of Changes (NERD)

Long Name	Ticker	Weight As of 9.26.22 (%)	Weight As of 9.23.22 (%)	Weight Change (%)
NINTENDO CO LTD	7974	18.00	2.95	15.05
ELECTRONIC ARTS INC	EA	10.47	3.94	6.53
ROBLOX CORP -CLASS A	RBLX	6.53	0.00	6.53
TAKE-TWO INTERACTIVE SOFTWRE	TTWO	6.42	3.93	2.50
BANDAI NAMCO HOLDINGS INC	7832	3.47	0.00	3.47
NEXON CO LTD	3659	3.27	2.21	1.06
UNITY SOFTWARE INC	U	2.90	2.83	0.07
CAPCOM CO LTD	9697	2.68	2.96	-0.28
KRAFTON INC	259960	2.51	4.73	-2.22
EMBRACER GROUP AB	EMBRACB	2.33	0.00	2.33
KONAMI GROUP CORP	9766	2.28	2.23	0.05
NCSOFT CORP	36570	2.01	2.01	0.00
SQUARE ENIX HOLDINGS CO LTD	9684	1.97	2.83	-0.87
CD PROJEKT SA	CDR	1.86	2.74	-0.88
APPLOVIN CORP-CLASS A	APP	1.84	0.00	1.84
DOUYU INTERNATIONAL HOLD-ADR	DOYU	1.82	4.87	-3.06
UBISOFT ENTERTAINMENT	UBI	1.81	2.81	-1.00
KOEI TECMO HOLDINGS CO LTD	3635	1.72	0.00	1.72
KEYWORDS STUDIOS PLC	KWS	1.59	2.55	-0.96
SEGA SAMMY HOLDINGS INC	6460	1.51	0.00	1.51
PEARL ABYSS CORP	263750	1.43	0.00	1.43
GUNGHO ONLINE ENTERTAINMENT	3765	1.42	0.00	1.42
DENA CO LTD	2432	1.42	2.87	-1.45
STILLFRONT GROUP AB	SF	1.32	0.00	1.32
KAKAO GAMES CORP	293490	1.31	0.00	1.31
MIXI INC	2121	1.30	0.00	1.30
INTERNATIONAL GAMES SYSTEM C	3293	1.30	0.00	1.30
PARADOX INTERACTIVE AB	PDX	1.25	0.00	1.25
GREE INC	3632	1.21	0.00	1.21
IGG INC	799	1.21	0.00	1.21
COLOPL INC	3668	1.21	0.00	1.21
NETMARBLE CORP	251270	1.20	0.00	1.20
COM2US CORP	78340	1.20	2.56	-1.36
TEAM17 GROUP PLC	TM17	1.18	0.00	1.18
ROVIO ENTERTAINMENT OYJ	ROVIO	1.16	0.00	1.16
FRONTIER DEVELOPMENTS PLC	FDEV	1.10	0.00	1.10
WEMADE CO LTD	112040	1.06	0.00	1.06
WEBZEN INC	69080	0.91	0.00	0.91
WEMADE MAX CO LTD	101730	0.83	0.00	0.83

ACTIVISION BLIZZARD INC	ATVI	0.00	6.59	-6.59
CORSAIR GAMING INC	CRSR	0.00	5.55	-5.55
TENCENT HOLDINGS LTD	700	0.00	4.81	-4.81
HUYA INC-ADR	HUYA	0.00	4.37	-4.37
NETEASE INC-ADR	NTES	0.00	3.35	-3.35
SEA LTD-ADR	SE	0.00	3.34	-3.34
SKILLZ INC	SKLZ	0.00	3.14	-3.14
BILIBILI INC-SPONSORED ADR	BILI	0.00	3.02	-3.02
LOGITECH INTERNATIONAL-REG	LOGN	0.00	2.52	-2.52
SOOP CO LTD	67160	0.00	2.46	-2.46
MICRO-STAR INTERNATIONAL CO	2377	0.00	2.40	-2.40
NVIDIA CORP	NVDA	0.00	2.34	-2.34
TURTLE BEACH CORP	HEAR	0.00	2.19	-2.19
ENTHUSIAST GAMING HOLDINGS I	EGLX	0.00	2.09	-2.09
ASUSTEK COMPUTER INC	2357	0.00	2.06	-2.06
GUILLEMOT CORPORATION	GUI	0.00	0.74	-0.74

Summary of Changes (BETZ)

Long Name	Ticker	Weight As of 10.2.23	Weight As of 9.29.23	Weight Change (%)
DRAFTKINGS INC-CL A	DKNG	12.86	6.58	6.28
FLUTTER ENTERTAINMENT PLC-DI	FLTR	10.95	5.32	5.63
EVOLUTION AB	EVO	7.38	3.51	3.87
BETSSON AB-B	BETSB	5.51	4.03	1.48
CHURCHILL DOWNS INC	CHDN	4.86	3.94	0.92
ENTAIN PLC	ENT	4.26	4.66	-0.40
MGM RESORTS INTERNATIONAL	MGM	4.23	3.47	0.77
LOTTERY CORP LTD/THE	TLC	4.13	2.61	1.52
SPORTRADAR GROUP AG-A	SRAD	4.02	2.48	1.54
KINDRED GROUP PLC	KINDSDB	3.99	4.86	-0.87
PLAYTECH PLC	PTEC	3.89	2.82	1.07
CAESARS ENTERTAINMENT INC	CZR	3.68	4.00	-0.33
TABCORP HOLDINGS LTD	TAH	3.60	5.34	-1.75
LA FRANCAISE DES JEUX SAEM	FDJ	3.46	2.47	0.99
OPAP SA	OPAP	2.83	2.79	0.04
SUPER GROUP SGHC LTD	SGHC	2.66	1.91	0.75
LIGHT & WONDER INC	LNW	2.43	3.14	-0.72
GENIUS SPORTS LTD	GENI	1.95	3.23	-1.28
888 HOLDINGS PLC	888	1.95	2.98	-1.03
TOKYOTOKEIBA CO LTD	9672	1.53	3.01	-1.47
BETTER COLLECTIVE A/S	BETCO	1.38	0.69	0.68
RUSH STREET INTERACTIVE INC	RSI	1.36	2.05	-0.70
KAMBI GROUP PLC	KAMBI	1.32	1.34	-0.03
PENN ENTERTAINMENT INC	PENN	1.28	6.03	-4.75

BALLY'S CORP	BALY	1.23	2.58	-1.35
NEOGAMES SA	NGMS	1.02	2.08	-1.06
CATENA MEDIA PLC	CTM	0.63	0.69	-0.06
POINTSBET HOLDINGS LTD	PBH	0.55	1.04	-0.49
JUMBO INTERACTIVE LTD	JIN	0.47	0.00	0.47
EVERI HOLDINGS INC	EVRI	0.43	0.00	0.43
BETMAKERS TECHNOLOGY GROUP L	BET	0.16	0.34	-0.18
POINTSBET HOLDINGS LTD-CW24	PBHAL	0.00	0.00	0.00
BETSSON AB-RED SH	BETSILB	0.00	0.00	0.00
ARISTOCRAT LEISURE LTD	ALL	0.00	3.00	-3.00
INTERNATIONAL GAME TECHNOLOG	IGT	0.00	2.85	-2.85
BOYD GAMING CORP	BYD	0.00	2.57	-2.57
GAMBLING.COM GROUP LTD	GAMB	0.00	1.11	-1.11
BRAGG GAMING GROUP INC	BRAG	0.00	0.16	-0.16
GAN LTD	GAN	0.00	0.14	-0.14
INTRALOT S.A.-INTEGRATED LOT	INLOT	0.00	0.13	-0.13
GAMING INNOVATION GROUP INC	GIG	0.00	0.06	-0.06

Appendix B

Morningstar® Sports Betting & iGaming Select Index Constituents (as of April 30, 2024)		BETZ Holdings (as of April 30, 2024)
Name	Ticker	Name	Ticker
Flutter Entertainment PLC	FLUT	Flutter Entertainment PLC	FLTR
DraftKings Inc	DKNG	DraftKings Inc	DKNG
Evolution AB	EVO	Evolution AB	EVO
Churchill Downs Inc	CHDN	Churchill Downs Inc	CHDN
Kindred Group PLC	KINDSDB	Kindred Group PLC	KINDSDB
Playtech Plc	PTEC	Playtech Plc	PTEC
Entain PLC	ENT	Entain PLC	ENT
Betsson AB	BETSB	Betsson AB	BETSB
La Francaise des Jeux SAEM	FDJ	La Francaise des Jeux SAEM	FDJ
Sportradar Group AG	SRAD	Sportradar Group AG	SRAD
Tabcorp Holdings Ltd	TAH	Tabcorp Holdings Ltd	TAH
MGM Resorts International	MGM	MGM Resorts International	MGM
Light & Wonder Inc	LNW	Light & Wonder Inc	LNW
OPAP SA	OPAP	OPAP SA	OPAP
Caesars Entertainment Inc	CZR	Caesars Entertainment Inc	CZR
Rush Street Interactive Inc	RSI	Rush Street Interactive Inc	RSI
Super Group SGHC Ltd	SGHC	Super Group SGHC Ltd	SGHC
Lottery Corp Ltd/The	TLC	Lottery Corp Ltd/The	TLC
Penn Entertainment Inc	PENN	Penn Entertainment Inc	PENN
Genius Sports Ltd	GENI	Genius Sports Ltd	GENI
Tokyotokeiba Co Ltd	9672	Tokyotokeiba Co Ltd	9672
Boyd Gaming Corp	BYD	Boyd Gaming Corp	BYD
Evoke PLC	EVOK	Evoke PLC	888
Better Collective A/S	BETCO	Better Collective A/S	BETCO
Bally's Corp	BALY	Bally's Corp	BALY
Kambi Group PLC	KAMBI	Kambi Group PLC	KAMBI
Gambling.com Group Ltd	GAMB	Gambling.com Group Ltd	GAMB
Jumbo Interactive Ltd	JIN	Jumbo Interactive Ltd	JIN
PointsBet Holdings Ltd	PBH	PointsBet Holdings Ltd	PBH
Everi Holdings Inc	EVRI	Everi Holdings Inc	EVRI
Intralot SA-Integrated Information Systems & Gaming Services	INLOT	Intralot SA-Integrated Information Systems & Gaming Services	INLOT
		PointsBet Holdings Ltd -CW24	PBHAL
		First Am Gov Oblig-X	FGXXX
		British Pound	GBP